                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. __)*

                           Bakers Footwear Group, Inc
         --------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    057465106
         --------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


--------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057465106                SCHEDULE 13G                      Page 2 of 7


1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BERNARD A. EDISON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               a. [ ]
                                                               b. [ ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA

                  5.       SOLE VOTING POWER
NUMBER OF                  -0-
SHARES                     -----------------------------------------------------
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   459,767
EACH                       -----------------------------------------------------
REPORTING         7.       SOLE DISPOSITIVE POWER
PERSON                      -0-
WITH                       -----------------------------------------------------
                  8.       SHARED DISPOSITIVE POWER
                           459,767

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         459,767
         -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.0%
         -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 057465106                SCHEDULE 13G                      Page 3 of 7

ITEM 1.

(a)      NAME OF ISSUER:

         Bakers Footwear Group, Inc.
         -----------------------------------------------------------------------
(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         2815 Scott Avenue
         St. Louis, Missouri 63103
         -----------------------------------------------------------------------

ITEM 2.

(a)      NAME OF PERSON FILING:

         Bernard A. Edison
         -----------------------------------------------------------------------

(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         2815 Scott Avenue
         St. Louis, Missouri 63103
         -----------------------------------------------------------------------

(c)      CITIZENSHIP:

         United States of America
         -----------------------------------------------------------------------

(d)      TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $0.0001 per share
         -----------------------------------------------------------------------

(e)      CUSIP NUMBER:

         057465106
         -----------------------------------------------------------------------

CUSIP No. 057465106               SCHEDULE 13G                       Page 4 of 7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

(a)  [ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o);

(b)  [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  [ ]    Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c);

(d)  [ ]    Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C.80a-8);

(e)  [ ]    An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

(f)  [ ]    An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)  [ ]    A parent holding company or control person in accordance with Rule
            13d-1(b)(ii)(G);

(h)  [ ]    A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C.1813);

(i)  [ ]    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C.80a-3);

(j)  [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 057465106              SCHEDULE 13G                        Page 5 of 7


ITEM 4.   OWNERSHIP.

(a)      Amount beneficially owned:

         459,767 shares
         -----------------------------------------------------------------------
         This filing relates to shares beneficially owned by Bernard A. Edison. Mr. B. Edison is the father of Peter A. Edison, Chairman of the Board and Chief Executive Officer of Bakers Footwear Group, Inc. Mr. B. Edison is also an advisor to the Board of Directors of Bakers Footwear Group, Inc. The shares listed above represent 86,155 shares owned by the Bernard A. Edison Revocable Trust. Also includes 254,955 shares owned by the Beatrice C. Edison Irrevocable Trust, of which Mr. B. Edison is a co-trustee. Also includes 54,380 shares held by the David
         A. Edison Revocable Trust, of which Mr. B. Edison is a co-trustee. Also includes 64,277 shares held by Mr. B. Edison's wife. Mr. B. Edison disclaims beneficial ownership of all shares held by the David A. Edison Revocable Trust and by his wife. Mr. B. Edison has shared voting and investment power with respect to the shares owned by the Beatrice
         C. Edison Irrevocable Trust, the David A. Edison Revocable Trust, the Bernard A. Edison Revocable Trust and his wife.

(b)      Percent of class:

         9.0 %
         -----------------------------------------------------------------------

(c)      Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote              0
                                                       -------------------------

         (ii) Shared power to vote or to direct the vote            459,767
                                                          ----------------------

         (iii) Sole power to dispose or to direct the disposition of        0
                                                                      ----------

         (iv) Shared power to dispose or to direct the disposition of    459,767
                                                                       ---------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.
         -----------------------------------------------------------------------

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Mr. B. Edison shares beneficial ownership with respect to 459,767 shares. See item 4(a) above.
         -----------------------------------------------------------------------

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.
         -----------------------------------------------------------------------

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.
         -----------------------------------------------------------------------

CUSIP No. 057465106               SCHEDULE 13G                       Page 6 of 7


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.
         -----------------------------------------------------------------------
ITEM 10. CERTIFICATIONS.

         Not applicable.
         -----------------------------------------------------------------------

CUSIP No. 057465106               SCHEDULE 13G                       Page 7 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 2, 2005
                                           -------------------------------

                                           /s/ Bernard A. Edison
                                           -------------------------------
                                           Bernard A. Edison